Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust announces a $575 million capital budget for 2010

     CALGARY, Nov. 5 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust" or "ARC") announced today that its Board of Directors has approved a budget for 2010 that includes a $575 million capital expenditure program and plans for substantial growth in production each of the next three years.
     John Dielwart, ARC's Chief Executive Officer, said, "Strong production from 2009 provides a platform for a period of growth beginning in 2010 and continuing for several years beyond. Commissioning of the new Dawson gas plant early in the second quarter of 2010 should propel ARC exit volumes to greater than 73,000 boe per day and work has already begun on the Phase 2 gas plant for proposed commissioning in early 2011. On the oil side, we will be expanding our horizontal drilling programs at Pembina, Ante Creek and
Goodlands as we follow-up on successful results achieved to date."
     "Our focus on risk managed value creation has served our investors well.
Our approach to running the business has not changed with this budget. More capital has been dedicated to expansion, as we believe that moving into a period of measured growth is the best way to create value from our Montney assets. In addition, a meaningful exploration component is included in this budget to address the 'what's next' component of our strategy," added Mr.
Dielwart.

     <<
     Highlights of the 2010 Budget

     -   The capital budget has been set at $575 million with key initiatives being:
         -  Significant near-term growth from our Montney assets
         -  Diversified investment in our base assets, primarily directed to the application of horizontal drilling and multi-stage fracture completion technology on our oil properties
         -  Funding of exploration initiatives intended to identify areas for future growth
         -  Advancement of our CO(2) enhanced oil recovery projects
     -   Over 40 per cent of the expenditures ($250 million) will be spent to increase production from the Montney assets in northeast British
         Columbia through the commissioning of a 60 mmcf per day gas plant early in the second quarter of 2010. Included in this number are funds for the drilling of the operated and non-operated horizontal wells required to maintain production at approximately 115 mmcf per day once the new plant comes onstream. We also have funds allocated to the design and construction of the Dawson Phase 2 gas plant and for the drilling of the horizontal wells required to fill the plant when it starts-up early in 2011.
     -   A total of 66 horizontal wells, requiring an expenditure of $104 million will be targeted at the further development of our oil resource plays at Pembina, Garrington, Ante Creek, Goodlands and southeast Saskatchewan
     -   Nine per cent of the budget will be directed towards exploration opportunities with the goal of providing future growth engines for the entity
     -   Seven per cent of the budget will continue and expand on the inventory of enhanced oil recovery projects from Weyburn,
         Saskatchewan to Redwater, Alberta
     -   A production target for 2010 of 68,000 to 70,000 boe per day comprising approximately 44 per cent crude oil and NGLs and 56 per cent natural gas with an exit rate of over 73,000 boe per day representing the replacement of approximately 11,000 boe per day of decline and growth of 10,000 boe per day relative to our 2009 exit rate
     -   Operating costs in 2010 are predicted to be $10.30 per boe, which is two per cent lower than 2009 estimated costs
     >>

     Capital Program

     The $575 million capital program for 2010 is a $210 million increase over estimated 2009 capital expenditures of $365 million. Strengthening cash flow forecasts for 2010 make it possible to re-address a significant number of deferred opportunities from 2009. The primary focus of the 2010 budget will be to balance expenditures for growth in the Montney gas assets with spending on horizontal drilling opportunities on our oil properties.
     Based on 2010 budget projections, ARC will drill approximately 203 gross wells (187 net) on its operated properties. Approximately half will be vertical wells and half will be horizontal wells with 96 wells targeting oil and 107 wells targeting natural gas. On ARC's non-operated properties we anticipate our partners will drill 91 gross wells (18 net) with ARC's share of expenditures being approximately $53 million.

     <<
                    2010
                 Capital
              ($millions)  Operated
     Core          (Op +      wells
     Districts    Non-Op)    (gross)      Gas/Oil      Comment
     -------------------------------------------------------------------------

     NEBC/NWAB       293         51       Gas/Oil      Dawson and other areas
     NORTHAB          43          8           Oil      Primarily Ante Creek
     REDWATER         27         12           Oil      Includes EOR
     PEMBINA          54         32           Oil      Includes 17 Hz wells
     CENTRAL          42         19       Gas/Oil      Includes 9 Hz wells
     SEAB/SWSK        19         50           Gas      Primarily Shallow gas
     SESK/MB          67         31           Oil      Includes 24 Hz wells
                                                       and EOR
     CORPORATE        30          -             -

     Total           575        203
     >>

     ARC expects to allocate over 50 per cent of the capital budget to the northeast British Columbia - northwest Alberta region. At Dawson, in northeast
British Columbia, we plan to spend $217 million to commission our first 60 mmcf per day gas plant, for design and preliminary construction for a second
60 mmcf per day plant and the drilling of 32 horizontal and three vertical wells. This activity is designed to increase operated production from 55 mmcf per day in 2009 to a stabilized rate of 105 mmcf per day upon completion of the gas plant. When the new plant is operational, it will displace approximately 10 mmcf per day of production currently processed at a third-party operated plant due to facility constraints.
     In 2010 we will also focus on exploration, delineation and technological development within the West Montney assets as we further advance our understanding of the significant resources that we believe we have in the area. On the West Montney lands, $47 million has been budgeted for further delineation drilling on the ARC operated lands and for continued development of a partner operated Montney project at Sunrise that will contribute a stable
10 mmcf per day net to ARC in 2010. Additionally, ARC expects to have 60 mmcf per day of production on the operated lands at Sunrise in early 2012. We have also allocated $20 million towards Montney development and exploration on the
Alberta side of the border at Pouce Coupe, Progress and Valhalla.
     Another property where ARC is deploying horizontal drilling and completion technology is Ante Creek in northern Alberta where $35 million has been allocated to drill six horizontal and two vertical wells as a follow-up to a successful 2009 drilling program. Other areas in northern Alberta with targeted development include Swan Hills, Prestville, Chinchaga and the non-operated House Mountain Unit.
     At Redwater, in central Alberta, we plan to spend $16 million drilling four vertical and six horizontal Leduc, Mannville and Viking wells.
Approximately $4 million, net of external funding, will be allocated to continuing our CO(2) Enhanced Oil Recovery ("EOR") pilot. We expect to spend
$7 million, net of external funding, on the Heartland Area Redwater Project
("HARP") CO(2) sequestration project.
     An emphasis on the development of oil resource plays has lead to the allocation of $54 million to Pembina in central Alberta. ARC plans to drill 32
Cardium locations on operated lands with over half of these being horizontal, multi-frac completions. There are also plans to fund the early stage planning and development of a CO(2) enhanced oil recovery pilot in the ARC operated
North Pembina Cardium Unit No.1.
     Throughout ARC's other core areas, numerous development activities will take place. In Central Alberta, ARC will devote approximately $26 million to drill approximately 10 horizontal oil wells and $2.7 million to drill 15 natural gas from coal wells. In southeast Alberta and southwest Saskatchewan, a $19 million program to drill approximately 50 gross shallow gas wells will be conducted. In southeast Saskatchewan and southwest Manitoba, ARC plans to spend $67 million drilling horizontal oil wells and exploring for new opportunities. ARC expects to drill approximately 31 wells on operated properties including, Lougheed, Skinner Lake, Oungre, Weirhill, Parkman,
Elmore and Goodlands.
     The non-operated budget capital for 2010 is included in the previous numbers and will be dominated by activity in Weyburn, Midale and Instow,
Saskatchewan as well as the Montney program in the Sunrise area of northeast
British Columbia.
     Corporate capital of $30 million comprises leasehold development costs associated with ARC's new office premises at Jamieson Place and other capitalized costs related to general and administrative expenses. ARC expects to relocate to the new premises in the second quarter of 2010.
     The budgeted capital expenditures for 2010, by type are:

     <<
                                             2008           2009         2010
     ($ millions)                         (Actual)     (Estimate)(1)  (Budget)
     -------------------------------------------------------------------------
     Development                              232            174          351
     Development - Facilities                  13             75           49
     Maintenance                               21             12           23
     Optimization                              12              9           14
     Land & Seismic                           139             11            7
     Unconventional gas                        22             20            8
     Enhanced Oil Recovery                     51             28           40
     Exploration                               45             14           48
     Other                                     14             22           35
                                        --------------------------------------
     Total                                    549            365          575
                                        --------------------------------------

     (1) ARC announced an increase to its 2009 estimated budget in the third quarter financial release dated November 5, 2009 from $350 million to
         $365 million.

                                             2008           2009         2010
     Operated Wells Drilled (gross)       (Actual)     (Estimate)     (Budget)
     -------------------------------------------------------------------------
     Natural gas wells                        139            112          107
     Oil wells                                 93             35           96
                                        --------------------------------------
     Total                                    232            147          203
                                        --------------------------------------

     Capital Budget by Area:                 2008           2009         2010
     ($ millions)                         (Actual)     (Estimate)     (Budget)
     -------------------------------------------------------------------------
     Northeast British Columbia &
      Northwest Alberta                       230            199          293
     Northern Alberta                          58             32           43
     Pembina                                   38             24           54
     Central Alberta                           37             25           42
     Southeast Alberta & Southwest
      Saskatchewan                             22             12           19
     Southeast Saskatchewan & Manitoba        113             46           67
     Redwater                                  36             13           27
     Corporate                                 15             14           30
                                        --------------------------------------
     Total                                    549            365          575
                                        --------------------------------------

     Alberta Total                            209            122          233
     Saskatchewan and Manitoba Total          129             55           72
     British Columbia Total                   211            188          270
     >>

     The allocation of capital expenditures for exploration and development activities by area and the number and types of wells to be drilled is dependent upon results achieved and is subject to review and modifications by management on an ongoing basis throughout the year.

     Impact of Royalty Changes

     Effective January 2009, the Alberta Government's New Royalty Framework
("NRF") took effect and resulted in royalty rates that are more sensitive to both price and production levels. In addition, both the Alberta and British
Columbia Governments implemented royalty incentive programs during 2009 in response to the economic downturn. The incentive programs for both provinces include drilling credit programs and royalty relief programs for new wells coming on production through 2011.
     Throughout the first nine months of 2009, the Trust's total corporate royalty rate was 16 per cent as compared to 18 per cent in 2008 as a result of the changes to the royalty programs whereby lower commodity prices throughout
2009 resulted in a lower corporate royalty rate. ARC expects to benefit from the royalty incentive programs in 2010 and 2011 as it executes a capital program that includes significant development plans in British Columbia. The
Trust expects that the 2010 total corporate royalty rate will be in the 15 to
21 per cent range depending upon commodity prices and the level of incentives realized, as illustrated in the following table.

     <<
                                    Corporate Royalty Rate - 2010 Estimated
     -------------------------------------------------------------------------
     Edmonton posted oil
      (Cdn$/bbl)(1)               $ 50.00  $ 60.00  $ 70.00  $ 80.00  $ 90.00
     AECO natural gas
      (Cdn$/GJ)(1)                $  5.00  $  6.00  $  7.00  $  8.00  $  9.00
     Total Corporate Royalty
      Rate(2)(3)                      15%      16%      18%      20%      21%

     (1) Canadian dollar denominated prices before quality differentials.
     (2) Estimated corporate royalty rates based on guidelines that are subject to change.
     (3) Corporate royalty rate includes Crown, Freehold and Gross Override royalties for all jurisdictions in which the Trust operates.
     >>

     Production Volumes

     Targeted annual production volumes for 2010 are expected to be approximately 68,000 to 70,000 boe per day, which includes an estimate of downtime for unplanned outages. Production is expected to grow to approximately 70,000 boe per day in the second quarter with the commissioning of the new Dawson gas plant and continue to grow through the remainder of the year to an exit rate of approximately 73,000 boe per day. This new production level will provide a strong platform for continued growth in 2011 as we work towards the construction of the Dawson Phase 2 gas plant.
     The anticipated 2010 volumes do not reflect any potential acquisitions or dispositions. Through the normal course of business, minor acquisitions and dispositions are expected to occur that could impact the forecasted volumes.
     The low operating cost of the Montney production additions, will contribute to a two per cent decrease in per boe operating costs from the 2009 estimated value of $10.50 per boe to approximately $10.30 per boe. In total we predict $260 million of total operating costs for 2010.

     General and Administrative ("G&A") Expense

     ARC expects total G&A expenses including the Whole Unit Plan expenses to be approximately $72 million or $2.85 per boe in 2010, an increase from the
$2.10 expected for 2009. The increase in G&A is due in part to higher lease payments as ARC has taken on additional office space under a new long-term lease that takes effect in April 2010 in anticipation of future growth. In addition, compensation costs are expected to increase as the Trust executes one of the largest capital budgets in its history and positions itself for future growth. With the planned conversion to a corporation on or before
January 1, 2011, the Trust also expects to incur certain one-time, conversion-related expenses in 2010.
     ARC's 2010 budgeted G&A includes estimated payments of $11.1 million and
$11.5 million for cash payments under the Whole Unit Plan in the first half and second half of 2010, respectively. If ARC's three year total return is not in the top quartile of its peers as of vesting dates, the cash payments may be less than those budgeted. The estimated cash Whole Unit Plan payments in 2010 are higher than 2009 levels as payments are tied to ARC's unit price, which was substantially lower in early 2009 as a result of the economic downturn. In addition the 2010 G&A budget includes a non-cash G&A recovery of $1.8 million relating to the Whole Unit Plan.
     Following is a summary of estimated 2010 cash and non-cash G&A expenses:

     <<
     ($ millions, except per boe amounts)

                                         2008           2009            2010
                                       Actual       Estimate          Budget
     -------------------------------------------------------------------------
     Cash G&A expenses
      (before LTIP)                  $   38.8       $   40.6        $   51.3
     Cash LTIP expense               $   21.3       $   12.7        $   22.6
       Total Cash G&A                $   60.1       $   53.3        $   73.9
     Non-Cash LTIP expense           $    1.1       $   (4.6)       $    1.8
     Total G&A expense               $   61.2       $   48.7        $   72.1
     Cash G&A expense (before LTIP)
      per boe                        $   1.63       $   1.75        $   2.00
     Cash LTIP expense per boe       $   0.90       $   0.55        $   0.90
     Non-Cash LTIP expense per boe   $   0.05       $  (0.20)       $  (0.05)
       Total G&A expense per boe     $   2.57       $   2.10        $   2.85
     >>

     Risk Management

     As part of its overall strategy to protect cash flow ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.
     For 2010, the Trust has in place protection on both crude oil and natural gas on volumes extending to the fourth quarter with greater volumes on the earlier periods of the year. ARC continues to watch for opportunities to meaningfully protect the 2010 capital budget and will take positions in natural gas and or crude oil at levels that will provide significant certainty on rates of return. The following table provides a summary of ARC positions as of October 29 and assumes a foreign exchange rate of 0.9346 $US/$C (1.07
$C/$US).

     <<
     -------------------------------------------------------------------------
                          Q4 2009           Q1 2010           Q2 2010
     -------------------------------------------------------------------------
     Crude Oil            C$/bbl   bbl/day  C$/bbl   bbl/day  C$/bbl   bbl/day
     -------------------------------------------------------------------------
     Sold Call             82.68    7,000    95.85    7,000    97.63    6,000
     Bought Put            67.30    9,500    75.31    7,000    76.33    6,000
     Sold Put              42.60    2,500       NA        -       NA        -
     -------------------------------------------------------------------------
     Natural Gas         CDN$/GJ   GJ/day  CDN$/GJ   GJ/day  CDN$/GJ   GJ/day
     -------------------------------------------------------------------------
     Sold Call              5.52   93,370     6.80    5,000     6.80    5,000
     Bought Put             4.84   93,370     6.80    5,000     6.80    5,000
     Sold Put               4.50   20,000       NA        -       NA        -
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                            Q3 2010           Q4 2010
     -------------------------------------------------------------------------
     Crude Oil                             US$/bbl   bbl/day US$/bbl   bbl/day
     -------------------------------------------------------------------------
     Sold Call                               97.63    6,000    97.63    6,000
     Bought Put                              76.33    6,000    76.33    6,000
     Sold Put                                   NA        -       NA        -
     -------------------------------------------------------------------------
     Natural Gas                           CDN$/GJ   GJ/day  CDN$/GJ   GJ/day
     -------------------------------------------------------------------------
     Sold Call                                6.80    5,000     6.80    5,000
     Bought Put                               6.80    5,000     6.80    5,000
     Sold Put                                   NA        -       NA        -
     -------------------------------------------------------------------------
     (1) The prices and volumes noted above represent averages for several contracts. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is for indicative purposes only. In addition to positions shown here, ARC has entered into additional basis positions, power positions, and an energy equivalent swap for the fourth quarter of 2009.
     (2) Please refer to the Trust's website at www.arcenergytrust.com under
         "Hedging Program" within the "Investor Relations" section for details on the Trust's current hedging position.
     >>

     Funding of the 2010 Capital Program

     The $575 million capital budget was based on the expectation that commodity prices would average approximately Cdn$80 per barrel for oil and
Cdn$5.50 per mcf for gas and the continuation of the $0.10 monthly distribution. The Trust will pursue cost effective means of financing its 2010 capital program through a combination of cash flow, existing credit facilities, DRIP proceeds and potential minor asset dispositions. The exact split will be dependent on commodity prices, operational performance and possible acquisitions and dispositions. Management will review the 2010 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Trust's Board of Directors. The monthly $0.10 distribution is primarily dependent upon commodity prices and prevailing economic conditions and will be reviewed regularly by the Board of Directors.

     Reclamation Fund

     As at September 30, 2009, the Trust's reclamation funds stood at $31.8 million. The Trust's budget currently incorporates a contribution of $10.9 million to the funds in 2010 to provide for the eventual abandonment of the
Trust's oil and gas properties. For the 2010 fiscal period the Trust plans on withdrawing approximately $7.1 million from the reclamation fund to spend on ongoing reclamations and well abandonments.

     <<
     Detailed Guidance -

                                       2008           2009               2010
     Production                     (Actual)     (Estimate)           (Budget)
     -------------------------------------------------------------------------
     Oil (bbls/d)                    28,513         27,500    27,100 - 28,000
     NGLs (bbls/d)                    3,861          3,500      3,067 - 3,200
     Gas (mmcf/d)                     196.5            195          227 - 233
     Total (boe/d)                   65,126         63,500    68,000 - 70,000

                                       2008           2009               2010
     Costs and Expenses ($/boe)     (Actual)     (Estimate)           (Budget)
     -------------------------------------------------------------------------
     Operating costs                  10.13          10.50              10.30
     Transportation costs              0.80           0.90               1.00
     G&A expenses                      2.48           2.10               2.85
     Interest                          1.39           1.30               1.40

     Weighted average units
      outstanding including
      units held for exchangeable
      shares (millions)                 216            238                240
     >>

     The 2010 Guidance provides unitholders with information on Management's expectations for results of operations, excluding any acquisitions for 2010.
Readers are cautioned that the 2010 Guidance may not be appropriate for other purposes.

     This press release contains forward-looking statements as to the Trust's internal projections, expectations or beliefs relating to future events or future performance, including the Trust's Detailed Guidance for 2010 and the amount and type of 2010 budgeted capital expenditures set forth herein. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2010, the results of exploration and development activities during
2010, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management's discussion and analysis and ARC's annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.4 billion. The
Trust currently produces approximately 63,000 to 64,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN.
     Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     <<
     ARC RESOURCES LTD.
     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9, www.arcenergytrust.com/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 19:26e 05-NOV-09